UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Gelesis Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14070Y101

(CUSIP Number)

Bharatt Chowrira

Chief Executive Officer

PureTech Health LLC

6 Tide Street, Suite 400

Boston, MA 02210

(617) 482-2333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 14070Y101

1	NAME OF REPORTING PERSONS PureTech Health LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 697,624,314(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 697,624,314(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,624,314(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.5%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1.

Includes (i) 16,727,582 shares of common stock (the “Common Stock”) of Gelesis Holdings, Inc. (the “Issuer”) held by PureTech Health LLC, (ii) 155,520 options to purchase shares Common Stock held by PureTech Health LLC, (iii) warrants to purchase 23,688,047 shares of Common Stock issued to PureTech Health LLC on February 21, 2023, (iv) warrants to purchase 192,307,692 shares of Common Stock issued to PureTech Health LLC on May 1, 2023, (v) warrants to purchase 43,133,803 shares of Common Stock issued to PureTech Health LLC on May 26, 2023, (vi) 19,478,862 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on February 21, 2023 (assuming accrued and unpaid interest through September 19, 2023), (vii) 114,981,684 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on May 1, 2023 (assuming accrued and unpaid interest through September 19, 2023), (viii) 25,592,723 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on May 26, 2023 (assuming accrued and unpaid interest through September 19, 2023), (ix) 231,194,029 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on June 12, 2023 (assuming accrued and unpaid interest through September 19, 2023) and (xi) 30,364,372 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on September 20, 2023.

2.

This percentage is calculated based upon 73,335,110 shares of common stock outstanding of the Issuer as of August 11, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2023.

SCHEDULE 13D

CUSIP No. 14070Y101

1	NAME OF REPORTING PERSONS PureTech Health plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 697,624,314(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 697,624,314(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,624,314(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.5%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1.

Includes (i) 16,727,582 shares of common stock (the “Common Stock”) of Gelesis Holdings, Inc. (the “Issuer”) held by PureTech Health LLC, (ii) 155,520 options to purchase shares Common Stock held by PureTech Health LLC, (iii) warrants to purchase 23,688,047 shares of Common Stock issued to PureTech Health LLC on February 21, 2023, (iv) warrants to purchase 192,307,692 shares of Common Stock issued to PureTech Health LLC on May 1, 2023, (v) warrants to purchase 43,133,803 shares of Common Stock issued to PureTech Health LLC on May 26, 2023, (vi) 19,478,862 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on February 21, 2023 (assuming accrued and unpaid interest through September 19, 2023), (vii) 114,981,684 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on May 1, 2023 (assuming accrued and unpaid interest through September 19, 2023), (viii) 25,592,723 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on May 26, 2023 (assuming accrued and unpaid interest through September 19, 2023), (ix) 231,194,029 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on June 12, 2023 (assuming accrued and unpaid interest through September 19, 2023) and (xi) 30,364,372 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on September 20, 2023.

2.

This percentage is calculated based upon 73,335,110 shares of common stock outstanding of the Issuer as of August 11, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2023.

Explanatory Note

This Amendment No. 9 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 21, 2022, as amended (the “Schedule 13D”), relating to the Reporting Persons’ ownership of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Gelesis Holdings, Inc., a Delaware corporation (the “Issuer”).

Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D.

This Amendment is being filed to update the disclosure in Item 4, Item 5 and Item 6.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Amendment to the Note and Warrant Purchase Agreement and Fifth Closing of Note

On September 20, 2023, the Issuer and certain of its subsidiaries (the “Note Parties”) and PureTech Health LLC entered into an Amendment No. 4 to the Note and Warrant Purchase Agreement (the “NPA Amendment No. 4”), which amends that certain Note and Warrant Purchase Agreement, dated as of February 21, 2023 and amended on May 1, 2023, June 12, 2023 and June 28, 2023, by and among the Note Parties and PureTech Health LLC (as amended, the “NPA”) pursuant to which, among other things, (i) the aggregate principal amount of the convertible notes issuable to PureTech Health LLC pursuant to the NPA is increased to $6.85 million and (ii) the Issuer and Gelesis, Inc., a subsidiary of the Issuer, issued an Additional Note in the aggregate principal amount of $1.5 million (the “$1.5 Million Additional Note”) to PureTech Health LLC for a cash purchase price of $1.5 million. The $1.5 Million Additional Note is convertible into a number of shares of Common Stock of the Issuer equal to (i) the principal amount plus accrued and unpaid interest, divided by (ii) the initial conversion price of $0.0494. The $1.5 Million Additional Note is issued on the same terms (other than conversion price) and in the same form as the $3.0 Million Additional Note issued on June 12, 2023, which was previously filed with Amendment No. 7 to this Schedule 13D.

The foregoing descriptions of the NPA Amendment No. 4 and the $1.5 Million Additional Note do not purport to be complete and are qualified in their entirety by the full text of such agreements. A copy of the NPA Amendment No. 4 is attached as an exhibit to this Schedule 13D and incorporated herein by reference. The form of convertible note was previously filed with Amendment No. 7 to this Schedule 13D and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirely as follows:

(a) As of the date hereof, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock described in this Schedule 13D.

Based on the 73,335,110 shares of the Issuer’s common stock outstanding as of August 11, 2023 (as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2023), the Common Stock held by the Reporting Persons constitutes 92.5% of the outstanding shares of Common Stock of the Issuer.

PureTech Health plc, may be deemed to beneficially own all of the shares of Common Stock held directly by PureTech Health LLC.

(b) The Reporting Persons have shared voting power and shared dispositive power with regard to (i) the 16,727,582 shares of Common Stock held directly by PureTech Health LLC, (ii) 155,520 options to purchase shares Common Stock held by PureTech Health LLC, (iii) warrants to purchase 23,688,047 shares of Common Stock issued on February 21, 2023, (iv) warrants to purchase 192,307,692 shares of Common Stock issued on May 1, 2023, (v) warrants to purchase 43,133,803 shares of Common Stock issued on May 26, 2023, (vi) 19,478,862 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on February 21, 2023 (assuming accrued and unpaid interest through September 19, 2023), (vii) 114,981,684 shares of Common Stock issuable upon conversion of a convertible note issued on May 1, 2023 (assuming accrued and unpaid interest through September 19, 2023), (viii) 25,592,723 shares of Common Stock issuable upon conversion of a convertible note issued on May 26, 2023 (assuming accrued and unpaid interest through September 19, 2023), (ix) 231,194,029 shares of Common Stock issuable upon conversion of a convertible note issued on June 12, 2023 (assuming accrued and unpaid interest through September 19, 2023) and (x) 30,364,372 shares of Common Stock issuable upon conversion of a convertible note issued on September 20, 2023.

(c) The information contained in Items 1, 3 and 4 to this Schedule 13D is herein incorporated by reference. Except as disclosed herein, none of (i) the Reporting Persons and (ii) to the Reporting Persons’ knowledge, the persons set forth on Schedule I of this Schedule 13D, has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts; Arrangements, Understandings or relationship with respect to Securities of the Issuer.

This Item 6 is hereby supplemented by incorporating by reference Item 4 of this Schedule 13D.

Item 4 above summarizes certain provisions of the NPA Amendment No. 4 and the $1.5 Million Additional Note and is incorporated herein by reference. A copy of the NPA Amendment No. 4 is attached as an exhibit to this Schedule 13D and incorporated herein by reference. The form of convertible note was previously filed with Amendment No. 7 to this Schedule 13D and incorporated herein by reference.

Item 7. Materials to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description
21.	Amendment No. 4 to Note and Warrant Purchase Agreement, dated September 20, 2023, by and among the Note Parties and PureTech Health LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on September 20, 2023).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2023

PURETECH HEALTH LLC

By:	/s/ Bharatt Chowrira
Name:	Bharatt Chowrira
Title:	Chief Executive Officer

PURETECH HEALTH PLC

By:	/s/ Bharatt Chowrira
Name:	Bharatt Chowrira
Title:	President, Chief Business, Financial and Operating Officer